

February 12, 2024

Lee Chong Chow
Chief Executive Officer
Phoenix Plus Corp.
2-3 & 2-5 Bedford Business Park, Jalan 3/137B
Batu 5, Jalan Kelang Lama
58200 Kuala Lumpur, Malaysia

> **Re: Phoenix Plus Corp.**
> **Form 10-K for the fiscal year ended July 31, 2023**
> **File No. 333-233778**

Dear Lee Chong Chow:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended July 31, 2023

Item 9A. Controls & Procedures, page 9

1. Please amend your filing to provide management's annual report on internal control over financial reporting as of July 31, 2023. Please ensure that your disclosure complies with Item 308(a) of Regulation S-K including disclosing the framework used by management.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Lee Chong Chow
Phoenix Plus Corp.
February 12, 2024
Page 2

       Please contact Jeffrey Lewis at 202-551-6216 or Mark Rakip at 202-551-3573 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Real Estate & Construction